EXHIBIT 99.1

Cimetrix Announces Third Quarter 2013 Financial Results

Slow Quarter for Semiconductor Industry Leads to Quarterly Loss

SALT LAKE CITY, UT — November 12, 2013 — Cimetrix Incorporated (OTCQB: CMXX, www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, LED, and other electronics industries, today reported financial results for its third quarter and nine months that ended September 30, 2013 as follows:

Third Quarter 2013 Financial Results

•	Software revenue was $1,034,000, down 11% from Q3 2012 and down 16% from Q2 2013

•	Services revenue was $55,000, down 62% from Q3 2012 and down 35% from Q2 2013

•	Total revenue was $1,089,000, down 17% % from Q3 2012 and down 17% from Q2 2013

•	Net loss was ($90,000)

•	Loss from operations was ($152,000), compared to income of $3,000 in Q3 2012

Nine Month 2013 Financial Results

•	Software revenue was $3,616,000, down 2% from the first nine months of 2012

•	Services revenue was $190,000, down 69% from the first nine months of 2012

•	Total revenue was $3,806,000, down 12% from the first nine months of 2012

•
Net income for the first nine months of 2013 was $1,328,000, which included a one-time benefit of $1,366,000 associated with the recording of the Company's deferred tax asset, compared to $48,000 net income in the first nine months of 2012

•	Loss from operations was ($112,000), compared to income of $53,000 in the first nine months of 2012

Third Quarter 2013 Highlights

•
Connectivity Design Wins at Major OEMs. During the third quarter, the Company received a new design win for SECSConnect™ software from a major disk drive manufacturer, and two wins for CIMConnect™ software.

•
New Cimetrix EDA/Interface A Connectivity Software. The Company delivered the next generation software to develop connectivity that complies with SEMI EDA/Interface A standards. The new product, CIMPortal™ Plus, is based upon the award-winning CIMPortal software, and offers semiconductor equipment manufacturers the features they need to support the latest revisions to the Interface A Standards, while reducing the time and effort required to develop equipment models.

•
New WTWRI (Wait Time Waste Reference Implementation) Application Delivered to SEMATECH. The WTWRI application processes data collected from production equipment and automatically calculates the values of the standard Time Elements. Factory industrial engineers can use this application to quantify active and waiting times for production material, identify areas of waste, and see how to improve equipment throughput and factory cycle time. While this application is initially intended for semiconductor manufacturing, it could be used in many other industries.

Management’s Comments

Commenting about the third quarter, Bob Reback, president and chief executive officer of Cimetrix stated, “At the beginning of 2013, many industry analysts predicted a down year, with an upturn in the semiconductor equipment industry starting in the third quarter. While we were hoping that timing would hold true, we found that many of our customers were experiencing delays in orders from the fabs, and the result was that we did not get the new designs and runtime licenses we forecasted. We operate in a cyclical industry, and that is why we are prepared for periods when there is a lag in the industry.

“On the positive side for this quarter, we completed a major upgrade of CIMPortal, our EDA/Interface A connectivity software. CIMPortal Plus delivers new features and capabilities to give chip makers the capability to determine when and how much data to collect, making equipment data collection much more efficient. The launch of CIMPortal Plus reinforces our leadership in software for Interface A. In addition, we continue to leverage our close collaboration with SEMATECH and leading chip makers as we invest in R&D projects for new product opportunities.”

Fourth Quarter 2013 Outlook

Our customers have reported an increase in machine shipments in the fourth quarter, which has given us a strong start to the quarter, plus we expect to close a number of significant new design wins that slipped out of the third quarter that will lead to healthy SDK revenue. Cimetrix believes we will return to profitability in Q4, and all indications are this up cycle will continue into 2014.

About Cimetrix Incorporated
Cimetrix (OTCQB: CMXX) develops and supports factory automation software products for the global semiconductor, photovoltaic, LED, and other electronics industries. Cimetrix factory connectivity software allows for rapid and reliable implementation of the SEMISECS/GEM, GEM 300, PV2, and EDA standards. Our flexible equipment control framework software is the latest technology that enables equipment suppliers to design and implement their supervisory control, material handling, operator interface, platform and process control, and automation requirements of manufacturing facilities. Cimetrix products can be found in virtually every 300mm semiconductor factory worldwide and include CIMControlFramework™, CIMConnect™, CIM300™, and CIMPortal™ Plus. The added value of Cimetrix passionate Support and Professional Services delivers an outstanding solution for precision equipment companies worldwide.

Cimetrix is an active member in both Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and SEMATECH.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filings on Form 10-K and 10-Q, which further detail such risk factors.
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Company Contact
Rob Schreck
Cimetrix Incorporated
Phone: (801) 256-6500
rob.schreck@cimetrix.com

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2013	December 31,
ASSETS	(Unaudited)	2012
Current assets:
Cash	$1,013,000	$1,027,000
Accounts receivable, net	503,000	642,000
Inventories	6,000	16,000
Prepaid expenses and other current assets	88,000	102,000
Deferred tax asset - current portion	136,000	-
Total current assets	1,746,000	1,787,000

Property and equipment, net	54,000	81,000
Goodwill	64,000	64,000
Deferred tax asset - long-term portion	1,288,000	-
Other assets	6,000	20,000

Total assets	$3,158,000	$1,952,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$54,000	$49,000
Accrued expenses	81,000	230,000
Deferred revenue	343,000	338,000
Total current liabilities	478,000	617,000

Total liabilities	478,000	617,000

Commitments and contingencies

Stockholders’ equity:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 45,042,006 and 45,567,006 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,747,000	33,683,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(31,022,000)	(32,303,000)
Total stockholders’ equity	2,680,000	1,335,000

Total liabilities and stockholders' equity	$3,158,000	$1,952,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2013	2012	2013	2012
Revenues:
New software licenses	$810,000	$890,000	$2,887,000	$2,964,000
Software license updates and product support	224,000	278,000	729,000	736,000
Total software revenues	1,034,000	1,168,000	3,616,000	3,700,000
Professional services	55,000	146,000	190,000	619,000

Total revenues	1,089,000	1,314,000	3,806,000	4,319,000

Operating costs and expenses:
Cost of revenues	495,000	504,000	1,636,000	1,817,000
Sales and marketing	211,000	226,000	709,000	736,000
Research and development	268,000	296,000	665,000	746,000
General and administrative	251,000	268,000	858,000	919,000
Depreciation and amortization	16,000	17,000	50,000	48,000

Total operating costs and expenses	1,241,000	1,311,000	3,918,000	4,266,000

Income (loss) from operations	(152,000)	3,000	(112,000)	53,000

Other income (expenses):
Interest income	-	1,000	1,000	1,000
Gain on sale of property and equipment	2,000	-	2,000	-
Interest expense	-	-	-	-
Other income	1,000	-	8,000	-
Total other income (expenses), net	3,000	1,000	11,000	1,000

Income (loss) before income taxes	(149,000)	4,000	(101,000)	54,000

Provision for income taxes (benefit)	(59,000)	-	(1,429,000)	6,000

Net income (loss)	$(90,000)	$4,000	$1,328,000	$48,000

Net income (loss) per common share:
Basic	$(0.00)	$0.00	$0.03	$0.00
Diluted	$(0.00)	$0.00	$0.03	$0.00

Weighted average number of shares
outstanding:
Basic	45,227,000	45,727,000	45,431,000	45,716,000
Diluted	45,227,000	46,458,000	46,056,000	46,418,000